SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2015

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third three-month and first nine months ended September 30, 2015 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third three-month and first nine months ended September 30, 2015 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2014 and 2015

(Unit : in billions of Korean Won)	2014 Jul.-Sep.	2015 Jul.-Sep.	Change	2014 Jan.-Sep.	2015 Jan.-Sep.	Change
Operating revenues	14,908	15,470	3.8%	42,569	44,266	4.0%
Operating income (loss)	2,862	4,340	51.7%	4,918	8,668	76.3%
Income (Loss) before income tax	2,386	12,474	422.7%	3,717	16,266	337.6%
Net income (loss)	1,569	9,276	491.2%	2,322	11,841	410.0%
Net income (loss) attributable to owners of the company	1,547	9,230	496.5%	2,234	11,735	425.2%

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2014 and 2015

(Unit : in billions of Korean Won)	2014 Jul.-Sep.	2015 Jul.-Sep.	Change	2014 Jan.-Sep.	2015 Jan.-Sep.	Change
Operating revenues	15,078	15,416	2.2%	42,670	43,914	2.9%
Operating income (loss)	1,612	2,297	42.5%	1,158	4,228	265.0%
Income (Loss) before income tax	1,578	10,624	573.4%	797	13,028	1,533.7%
Net income (loss)	1,190	8,063	577.4%	647	9,992	1,443.6%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun

Title:	Vice President

Date: November 5, 2015